FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2008

Commission File Number 000-30224

CRYPTOLOGIC LIMITED
Alexandra House The Sweepstakes Ballsbridge Dublin 4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                 Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2008	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

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FOR IMMEDIATE RELEASE

Symbol: TSX: CRY, CXY; NASDAQ: CRYP; LSE: CRP

ALL FINANCIAL FIGURES ARE IN US$

CRYPTOLOGIC CHOOSES NEW LEADERSHIP FOR GLOBAL GROWTH

Brian Hadfield has extensive experience growing innovative international businesses

February 27, 2008 (Dublin, IRELAND) – CryptoLogic Limited, a world leader in Internet gaming software, today announced the appointment of Brian Hadfield as the company’s President and CEO. Mr. Hadfield, who joined CryptoLogic as a director last year, is a senior technology executive who has managed major international businesses, including Unisys Limited’s operations in the U.K., Middle East, Africa and India. Mr. Hadfield succeeds Javaid Aziz, who has retired from corporate life to be with his family after leading the company to renewed profitability in Europe and spearheading its entry into Asia.

“Brian Hadfield brings CryptoLogic important skills at an exciting time in our growth, and he is perfectly suited to build on the strategy set by Javaid Aziz,” said Bob Stikeman, CryptoLogic’s Chairman. “Brian knows CryptoLogic, he knows how to grow a global business, and he knows how to motivate and lead a team. His experience will ensure we continue to develop innovative new software, and innovative new commercial alliances around the world.”

Mr. Aziz’s accomplishments at CryptoLogic include achieving four consecutive quarters of sequential growth, signing new licensees and making strategic investments and acquisitions in both Europe and Asia. In January, the company earned Gambling Online Magazine’s Top Casino Software Award for the third year in a row.

“In a dynamic business, it’s never an easy time to make a personal decision, but I do so with great satisfaction about CryptoLogic’s accomplishments, and great confidence in its future,” Mr. Aziz said. “CryptoLogic has achieved renewed stability and profitability in the past year, and the company is set for continued global growth in the years to come.”

Brian Hadfield: A brief profile

Mr. Hadfield held progressively more senior positions at Unisys for 21 years, culminating in a five-year assignment as managing director for the U.K., Middle East, Africa and India. In this role, he oversaw a work force that grew from 3,000 to 9,000 employees , managed the transformation from a technology to a services-based company and grew the company’s revenue by more than 23 per cent to over $1 billion, most of which was annuity based. Earlier in his career, Mr. Hadfield served as vice president for operations at the Bank of Boston. He holds non-executive directorships at various well-known organizations. Mr. Hadfield will relocate to Dublin to take on his new role at CryptoLogic.

“It’s a privilege for me to lead CryptoLogic’s exceptional team of people on three continents,” Mr. Hadfield said. “CryptoLogic has the right people, products and partnerships. And with a foundation of financial strength, CryptoLogic also has the right strategy for global growth. Together, we can take this thriving business to a new level of success.”

TEL 353 (0) 1 631 9000   FAX 353 (0)1 631 9001

ALEXANDRA HOUSE, THE SWEEPSTAKES, BALLSBRIDGE, DUBLIN 4, IRELAND

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2007 earnings update

The audit of CryptoLogic’s 2007 financial statements is well advanced and the company will announce its fourth-quarter and year-end earnings in mid-March. In November 2007, the company indicated that it expected fourth-quarter revenue to be in the range of $17.5 - $18.5 million, with net earnings between $2.0 - $3.0 million. The board believes that these guidance numbers will be achieved or exceeded.

About CryptoLogic( (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that has been certified to strict standards similar to land-based gaming.

WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of CryptoLogic software and services to customers who offer their games around the world to non-U.S. based players. For information on WagerLogic(, visit www.wagerlogic.com. CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

For more information, please contact:

CryptoLogic, 35316641682	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Daniel Tisch, ext 223 dtisch@argylecommunications.com
Karen Passmore, ext 228 kpassmore@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
William Cullum, +44 207 977 0020
Harry Chathli, +44 207 979 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.